SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of: April 2005

                         Commission File Number 0-18939


                            CORAL GOLD RESOURCES LTD.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                  Form 20-F   X       Form 40-F
                                            -----                -------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                    No    X
                                        -----                 ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On April 12, 2005, Coral Gold Resources Ltd. issued the press released attached as Exhibit 99 regarding granting stock options.

     Exhibit No.    Description
     ----------     -----------

        99 Press Release dated April 12, 2005 titled "News Release" regarding granting stock options.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               CORAL GOLD RESOURCES LTD.
                                               (Registrant)



Date:  April 13, 2005                          /s/ Matt Wayrynen
                                               --------------------------------
                                               Matt Wayrynen, President

                                  Exhibit Index
                                  -------------


         Exhibit No.         Description
         -----------         -----------

            99               Press Release dated April 12, 2005 titled
                             "News Release" regarding granting stock options.